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| David Little | Mail2davidlittle@gmail.com | **INVITE** |

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Hi David...
Hope all is well with you? As you know I am busy with my startup, PeerBie. I would appreciate if you could give me some feedback for my pitch. I will be running a campaign on WeFunder for PeerBie and I value your feedback.
Thanks in advance,
Semih

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.